UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.F. 20549



SCHEDULE 13G


TANGOE, INC.
Common Stock
87582Y108

Item 1.	a.	Tangoe, Inc.
		b.	35 Executive Blvd.
			Orange, CT 06477

Item 2.	a.	D.F. Dent & Company, Inc.
		b.	2 East Read Street, 6th Floor
			Baltimore, Maryland 21202
		c.	Incorporated in the State of Maryland
		d.	Common stock
		e.	87582Y108

Item 3.	Investment adviser registered under section 203 of the
Investment
		Advisers Act of 1940

Item 4.	a.	38,635,000
		b.	5.064%
		c.	1.	1,956,525
			2.	      0
			3.	1,956,525
			4.
Item 5.		N/A
Item 6.		N/A
Item 7.		N/A
Item 8.		N/A
Item 9.		N/A